ABITIBIBOWATER INC.
1155 Metcalfe Street, Suite 800
Montreal, Quebec
Canada H3B 5H2
(514) 875-2160

November 25, 2009

By EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention:       Ms. Janice McGuirk

                         Division of Corporation Finance

                   RE:              AbitibiBowater Inc. (the "Company")

                                       Form 10-K

                                       Filed:  April 30, 2009

                                       File No. 001-33776

Dear Ms. McGuirk:

You requested in a conversation on November 20, 2009 that we provide an update on our progress in fulfilling the undertaking we made in a letter dated October 27, 2009 as to the re-filing of certain exhibits to the above-referenced filing with all schedules, attachments and exhibits relating to such agreements, to the extent such schedules, attachments and/or exhibits are not otherwise previously or contemporaneously filed with the Securities and Exchange Commission (the "Commission").  The Company indicated then that it would file such exhibits under cover of Form 8-K as soon as practicable.

As we pointed out during that conversation and a subsequent conversation on November 24, 2009, many of the schedules, attachments and exhibits to those exhibits are not available to us in a format that is readily convertible for filing on EDGAR.  As a result, we have had to find alternative means of preparing for the filing, including the use of outside vendors for the transcription of several hundred of pages of text from PDF to html.

Given the volume of the remaining conversion work and the preparation for related confidential treatment requests, we expect to file the exhibits under cover of Form 8-K by December 18, 2009.

The Company wishes to emphasize that it takes its reporting obligations very seriously and intends to complete this project at soon as practicable, but that this is a significant undertaking in light of the important capacity constraints as a result of our and certain of our U.S. and Canadian subsidiaries filing for relief under Chapter 11 of the United States Bankruptcy

Securities and Exchange Commission

November 25, 2009

Code and certain of our Canadian subsidiaries contemporaneously seeking creditor protection under the Canadian Companies' Creditors Arrangement Act (Canada) in April of this year.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please direct any further questions or comments you may have regarding this filing to the undersigned at (514) 394-2296.

Sincerely,

/s/ Jacques P. Vachon

Jacques P. Vachon

Senior Vice President, Corporate Affairs

and Chief Legal Officer